                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K




        [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

            For the fiscal year ended    December 27, 1999

        [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

            For the transition period from _____________ to _______________


Commission File Number      1-9684
                       -----------------



    CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN (Employer
               Identification Number 33-0147725, Plan Number 001)
-------------------------------------------------------------------------------
                              (Full title of plan)



                         CHART HOUSE ENTERPRISES, INC.
-------------------------------------------------------------------------------
            (Name of issuer of securities held pursuant to the plan)



             640 North LaSalle, Suite 295, Chicago, Illinois, 60610
-------------------------------------------------------------------------------
        (Address of principal executive offices of issuer of securities)

                                   SIGNATURES
                                   ----------



          Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              CHART HOUSE ENTERPRISES, INC.
                              CORPORATE EMPLOYEES 401(k) PLAN

                              By:  The 401(k) Plan Committee


Date:  June 16, 2000          /S/ SUSAN M. MORLOCK
                              ------------------------------------
                              Susan M. Morlock
                              Member

                              /S/ WILLIAM M. SULLIVAN
                              ------------------------------------
                              William M. Sullivan
                              Member

         CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
          (Employer Identification Number 33-0147725, Plan Number 001)

                    FINANCIAL STATEMENTS AND SCHEDULES AS OF

                    DECEMBER 27, 1999 AND DECEMBER 28, 1998

                         TOGETHER WITH AUDITORS' REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To 401(k) Plan Committee of the Chart House Enterprises, Inc. Corporate Employees 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN (the "Plan") as of December 27, 1999 and December 28, 1998, and the related statement of changes in net assets available for benefits for the year ended December 27, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Chart House Enterprises, Inc. Corporate Employees 401(k) Plan as of December 27, 1999 and December 28, 1998, and the changes in net assets available for benefits for the year ended December 27, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held For Investment Purposes at the End of the Year and Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ ARTHUR ANDERSEN LLP


Chicago, Illinois
June 16, 2000

         CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
          (Employer Identification Number 33-0147725, Plan Number 001)
                Statements of Net Assets Available for Benefits
                 As of December 27, 1999 and December 28, 1998


                                              1999                   1998
                                        ----------------      -----------------

Investments (See Note 3)                   $4,718,738             $5,860,218


Receivables:
   Participant Contributions                   42,423                 22,014
   Company Contributions                        6,929                  3,665
                                            ---------              ---------

   Total Receivables                           49,352                 25,679
                                            ---------              ---------



   Total Assets                             4,768,090              5,885,897

Payables:
   Excess Annual Additions                     17,945                 27,141
   Non-Allocable Forfeitures                   19,214                 11,599
   Other Payables                                   -                  2,376
                                            ---------              ---------

   Total Payables                              37,159                 41,116
                                            ---------              ---------

Net Assets Available for Benefits          $4,730,931             $5,844,781
                                           ==========             ==========



        The accompanying notes are an integral part of these statements.

         CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
          (Employer Identification Number 33-0147725, Plan Number 001)
           Statement of Changes in Net Assets Available for Benefits
                            As of December 27, 1999



                                                                 1999
                                                            --------------

Additions to net assets attributed to:


Investment income (see Note 3):
   Net depreciation in fair value of investments              $ (212,497)
   Interest and Dividends                                        431,352
                                                              ----------

                                                                 218,855
                                                              ----------
Contributions:
   Participant                                                   628,327
   Company                                                        96,282
                                                              ----------

                                                                 724,609
                                                              ----------

Other income                                                       2,376

   Total additions                                               945,840

Deductions from net assets attributed to:

   Benefits paid to participants & excess annual additions     2,036,390
   Non-Allocable forfeitures                                       7,615
   Administrative fees                                            15,685
                                                              ----------

   Total deductions                                            2,059,690

Net decrease                                                  (1,113,850)
                                                              ----------

Net assets available for benefits:
   Beginning of year                                          $5,844,781
                                                              ----------
   End of year                                                $4,730,931
                                                              ==========

         The accompanying notes are an integral part of this statement.

         CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
         -------------------------------------------------------------
          (Employer Identification Number 33-0147725, Plan Number 001)
          ------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                    DECEMBER 27, 1999 AND DECEMBER 28, 1998
                    ---------------------------------------



(1)  PLAN DESCRIPTION
     ----------------

Chart House Enterprises, Inc. (the "Company") established the Chart House Enterprises, Inc. Corporate Employees 401(k) (formerly "Thrift") Plan (the "Plan") effective January 1, 1986. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. As of July 1998, the Plan is administered by, and all Plan investments are held by, Scudder Trust Company (the "Trustee"). Prior to July 1998, the Plan was administered by William Mercer Inc. and all Plan investments were held by SBS Trust Company, a division of Smith Barney Shearson Company. Participation in the Plan for 1999 was available to substantially all corporate employees with a job title classification A01 through E60, who had completed at least one year and 1,000 hours of service and who had reached the age of 21. Beginning in 2000, participation in the Plan will be available to substantially all corporate employees who have completed at least six months and 500 hours of service and have reached the age of 21. In 1996, the Plan changed its year end to conform with the Company's reporting method, a 52/53-week fiscal year.

Contributions

Contributions to the Plan are made by the participants and are matched by the Company. Participants may contribute from 1% to 10% of their gross pay. The Company will make a basic matching contribution of 25% of the first 5% of a participant's contribution, not to exceed 2.5% of employees' earnings or $1,250 for the Plan year, whichever is less, and will make a supplemental quarterly matching contribution of an additional 25% of the first 5% of a participant's contribution, not to exceed $1,250 or 1.25% of earnings, whichever is less, if the Company meets or exceeds targeted results of operations, as determined by the Board of Directors. Participant contributions are invested by the Trustee in one or more specified funds (see Note 3) as designated by each participant. Company contributions are invested based upon the participant's election to their investment account.

Vesting

Participants are immediately vested in their own contributions and any investment earnings thereon. Vesting in the Company's matching contributions and any investment earnings thereon is based on years of service. A participant vests at the rate of 20% per year and becomes fully vested after five years of service; however, in the event of termination due to retirement, disability or death, participants become fully vested regardless of years of service.

Participant Accounts

Each participant's account is credited with the participant's contributions and the participant's share of the Company's contributions, together with earnings and losses thereon. Forfeitures of non-vested amounts are to be used solely to offset future Company matching contributions. At December 27, 1999 and December 28, 1998, forfeited nonvested amounts totaled $19,214 and $11,599, respectively.

Payment of Benefits

Upon termination of service due to retirement or disability, a participant may elect to receive distribution of benefits in either a lump sum or partial payments. If the termination of service is for any other reason, distribution of benefits will be made in a lump sum payment. Participants may apply for hardship distributions under certain circumstances.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value based primarily on the quoted market prices of the underlying securities of each fund, as determined by the trustee. A majority of the Stable Value Fund is invested in guaranteed investment contracts, which are fully benefit responsive. Investments in this fund are valued at contract value, which the trustee has determined to approximate fair value. The aggregate crediting interest rate and the aggregate average yield for the Stable Value Fund was 6.7% for the year ended December 27, 1999.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Master Trust Allocation

Until July 1998, the assets of the Plan were included in a Master Trust. Effective July 1, 1998 the Master Trust was eliminated and the Plan was part of a single trust. Under the Master Trust, investment income and administrative expenses were allocated to the individual plans based on average monthly balances invested by each plan.

Adoption of SOP 99-3

The Accounting Standards Executive Committee issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. The SOP was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

(3)  INVESTMENTS
     -----------

The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                          1999          1998
                                                       ----------    ----------
     Scudder Stable Value Fund (403,579 and            $  403,579    $  399,319
     399,319 shares, respectively)
     Scudder Income Fund (20,140 and 24,344               246,911       321,095
     shares, respectively)
     Scudder Growth and Income Fund (78,433 and         2,062,009     2,578,272
     92,141 shares, respectively)
     Scudder Pathway Series - Balanced Fund             1,330,244     1,805,032
     (90,247 and 134,103 shares, respectively)
     Chart House Company Stock Fund (91,948 and           402,273       720,382
     120,064 shares, respectively)

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $212,497 as follows:

     Mutual funds                   $ (40,224)
     Common stock                    (172,273)
                                    ---------

                                    $(212,497)
                                    =========

(4)  INCOME TAX STATUS
     -----------------

The Plan obtained its last determination letter from the Internal Revenue Service on June 26, 1995. At that time the Plan was deemed to be designed to satisfy the qualification requirements, and consequently the related trust appeared to satisfy the tax exempt requirement of the Internal Revenue Code. The Company believes that the Plan is currently designed and being operated in compliance with the qualification requirements of the Internal Revenue Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.


(5)  PLAN TERMINATION
     ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the value of each participant's account will become fully vested and non-forfeitable. In no event may the assets of the Plan revert to the Company.

(6)  RECONCILIATION TO FORM 5500
     ---------------------------

At December 27, 1999 and December 28, 1998 the Plan had $8,615 and $279,754, respectively, of pending distributions to participants. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 27, 1999 and December 28, 1998:

1999

                                     Total   Payments to   Net Assets Available
                               Liabilities  Participants           for Benefits
                               ------------------------------------------------
Per Financial Statements        $   37,159    $2,036,390            $ 4,730,931
Accrued Benefit Payments             8,615         8,615                 (8,615)
Reversal of 1998 Accrual
for Benefit Payments                     -      (279,754)                     -
                                ----------    ----------            -----------

Per Form 5500                   $   45,774    $1,765,251            $ 4,722,316
                                ==========    ==========            ===========

1998

                                     Total   Payments to   Net Assets Available
                               Liabilities  Participants           for Benefits
                               ------------------------------------------------
Per Financial Statements          $ 41,116    $1,562,164             $5,844,781
Accrued Benefit Payments           279,754       279,754               (279,754)
Reversal of 1997 Accrual
for Benefit Payments                     -        (4,324)                     -
                                  --------    ----------             ----------

Per Form 5500                     $320,870    $1,837,594             $5,565,027
                                  ========    ==========             ==========

(7)  ADMINISTRATIVE EXPENSES
     -----------------------

The Company pays the Plan's trustee, legal and accounting fees. Transactions related costs, such as commissions, are deducted from participant accounts and are reflected on the Statement of Changes in Net Assets Available for Benefits.


(8)  NONEXEMPT TRANSACTION
     ---------------------

Due to a change in the Plan's trustee in July 1998, there was a delay in the transfer of data relating to 401(k) contributions. During May 1999, the Company was late in funding participant contributions to the Plan. The Plan Administrator is closely monitoring transfer of contributions to control nonexempt transactions in the future.

         CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
          (Employer Identification Number 33-0147725, Plan Number 001)


       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF YEAR

                            As of December 27, 1999

                                                                         Fair
      Identity of Party Involved/Description             Cost           Value
----------------------------------------------------  ----------      ----------
*Scudder Trust Company:
  Stable Value Fund                                   $  403,579      $  403,579
  Income Fund                                            263,351         246,911
  Growth and Income Fund                               2,172,703       2,062,009
  International Fund                                      56,689          74,830
  Value Fund                                              70,169          66,149
  Pathway Series - Balanced Fund                       1,213,836       1,330,244
  Pathway Series - Conservative Fund                       7,609           7,696
  Pathway Series - Growth Fund                            44,808          53,233

 Baron Asset Fund                                         70,205          71,612
*Chart House Company Stock Fund                          543,535         402,273
*Chart House Company Stock Pending Fund                      202             202
                                                      ----------      ----------


           Total investments held                     $4,846,686      $4,718,738
                                                      ==========      ==========

                              *Party-in-interest.



The accompanying Notes to Financial Statements and Schedules are an integral part of this Schedule.

         CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
          (Employer Identification Number 33-0147725, Plan Number 001)


                      SCHEDULE OF NONEXEMPT TRANSACTIONS


                 For the Year Ended December 27, 1999 (Note 8)

                                 Relationship of              Description of Transaction, Including                       Interest
      Identity of            Plan, Employer or Other             Maturity Date, Rate of Interest,               Amount    Incurred
    Party Involved              Party in Interest               Collateral, Par or Maturity Value               Loaned     on Loan
----------------------       -----------------------  ------------------------------------------------------    ------   -----------
Chart House                  Employer                 Lending of monies from the Plan to the Employer
  Enterprises, Inc.                                     (contributions not remitted to the Plan) as follows-
                                                          Deemed loans dated July 22, 1998 and August 21,
                                                           1998, principal maturity of August 24 and
                                                           September 29, 1998; interest paid June 25, 1999      $62,667    $830
                                                          Deemed loan dated December 30, 1998, maturity
                                                           of June 25, 1999                                     $   830    $ 42(a)
                                                          Deemed loan occurred May 21, 1999, maturity
                                                            of December 28, 1999, with interest at various
                                                            rates                                               $13,005    $895(a)
                                                                                                                =======  ===========

          (a) Earnings to be remitted to participants by June 28, 2000.

The accompanying Notes to Financial Statements and Schedule are an integral part of this Schedule.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------


     As independent public accountants, we hereby consent to the incorporation of our report included in this Annual Report on Form 11-K for the Chart House Enterprises, Inc. Corporate Employees 401(k) Plan into the Chart House Enterprises Inc.'s previously filed Registration Statement File No. 33-34947 for the Plan.



/s/ ARTHUR ANDERSEN LLP


Chicago, Illinois
June 16, 2000